SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 5, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F X         Form 40-F
                                   ---                 ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                  No X
                               ---                 ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

[VIVENDI ENVIRONNEMENT LOGO]
                                                              February 5th, 2003

                                  PRESS RELEASE
                 (unaudited data to French accounting standards)


                 7.2% growth in revenue from core businesses (*)
                to (euro)28.1 billion at constant exchange rates


Revenue from core businesses amounted to (euro)28,073 million, up 5.9%, with growth of 7.2% at constant exchange rates. The negative impact of exchange rates ((euro)350 million) is attributable to variation in the dollar for (euro)224 million (the average dollar-euro rate was 0.95 at the end of December 2002 compared with 0.90 at the end of December 2001), with latin-american currencies having less of an impact. Internal growth from core businesses was 5%.

Revenue from non-core businesses that have already been sold or are planned to be sold amounted to (euro)2,006 million, compared with (euro)2,614 million at December 31, 2001. Consolidated revenue for Vivendi Environnement thus increased 3.3% to (euro)30,079 million.

The net impact of external growth of core businesses amounted to (euro)616 million, attributable primarily to the contribution of Marius Pedersen (Denmark), SIRAM (Italy) and Verney (France).

During the fourth quarter of 2002, Vivendi Environnement maintained buoyant commercial development in both the municipal and industrial markets. The company's performance is illustrated by several contracts. These include waste collection and street cleaning in Camden and integrated management of household waste in East Sussex in the U.K.; the management of municipal water services in Germany; the operation of Boston's rail network in the U.S.A.; in the municipal segment and also in the industrial segment in France (energy services with Arcelor) and in Malaysia (with Petronas).

Revenue generated outside France by core businesses reached (euro)15,354 million, representing 55% of total revenue.









(*)  Excluding non-core disposals already completed or planned:
     US Filter's businesses Filtration & Separation, Plymouth, Surface Prep and Distribution US, as well as Bonna Sabla in France.

VIVENDI ENVIRONNEMENT

--------------------------  --------------  -------------  --------------  ------------  -----------  ---------------
                             At Dec. 31,    At Dec. 31,      Variation      Internal      External      Impact of
         Revenue                2001            2002         2002/2001       growth        growth     exchange rate
                             (in(euro)m)     (in(euro)m)                                              fluctuations
--------------------------  --------------  -------------  --------------  ------------  -----------  ---------------
     Core businesses           26,513          28,073          +5.9%          +5.0%        +2.2%          -1.3%
--------------------------  --------------  -------------  --------------  ------------  -----------  ---------------
       Non-core
    businesses sold
  or planned to be sold         2,614           2,006         -23.3%
--------------------------  --------------  -------------  --------------
   Consolidated total          29,127          30,079          +3.3%
--------------------------  --------------  -------------  --------------

WATER (1)

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
      At Dec. 31,             At Dec. 31,          Variation         Internal          External         Impact of
         2001                    2002              2002/2001          growth            growth          exchange
     (in(euro)m)              (in(euro)m)                                                                  rate
                                                                                                       fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
        11,027                 11,288               +2.4%             +4.0%            -0.2%             -1.4%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

(1)  excluding non-core disposals already completed or planned.

     o Internal growth from core water businesses amounted to 4%. This growth takes into account a reduction in revenues for the engineering activity linked to the increased selectivity of contracts.

     o    In France, internal growth from water distribution was 3%.

     o Outside France, excluding the United States, and despite the non-renewal of the Puerto Rico contract last June, there was strong growth in outsourcing business revenue (15%), mainly from contracts signed in Eastern Europe (Prague, Gorlitz...), Morocco (Rabat, Tangiers and Tetouan), and in Asia (revenue rose 27% due to the start-up of Inchon, Chengdu and Shanghai).

     o In the United States, solid growth in outsourcing, and, to a lesser extent, growth in equipment and Culligan sales, resulted in over 7% revenue growth from core businesses in dollars.

     o Revenue from non-core businesses already sold or planned to be sold amounted to (euro)2,006 million, compared with (euro)2,614 million at December 31, 2001.

WASTE MANAGEMENT

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
      At Dec. 31,             At Dec. 31,          Variation         Internal          External         Impact of
         2001                    2002              2002/2001          growth            growth          exchange
     (in(euro)m)              (in(euro)m)                                                                 rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         5,914                   6,139               +3.8%             +5.0%            +1.9%             -3.1%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

     o    Overall, internal growth amounted to 5%, with 3.3% in France.

     o Outside France, growth of 8.8% at constant exchange rates, including 6.2% internal growth, was due to the effects of growth in Northern Europe (contracts in Bromley, Sheffield and Hampshire in the U.K.) and Asia (Hong Kong, where there was strong growth in business volume, and Singapore, with the start-up of a new contract). In the United States, growth came from new municipal contracts for solid waste and good business performance in hazardous waste.

     o External growth reflected principally the full-year effect of the 2001 acquisition of Marius Pedersen in Denmark.

ENERGY SERVICES

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
      At Dec. 31,             At Dec. 31,          Variation         Internal          External         Impact of
         2001                    2002              2002/2001          growth            growth          exchange
     (in(euro)m)              (in(euro)m)                                                                 rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         4,017                   4,571              +13.8%             +6.3%            +7.3%             +0.2%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

     o Revenue in France increased 8.7% compared with 2001. The negative impact of the gas price reduction effective April 1, 2002, was offset by growth in cogeneration business, up 16% for the year.

     o Outside France, the 18.8% internal growth was due in particular to the start-up of the Tallin, Vilnius and Poznan contracts.

     o External growth in energy services was due mainly to the acquisition of Siram in Italy.

TRANSPORTATION

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
      At Dec. 31,             At Dec. 31,          Variation         Internal          External          Impact
         2001                    2002              2002/2001          growth            growth         of exchange
     (in(euro)m)              (in(euro)m)                                                                  rate
                                                                                                      fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         3,099                   3,422              +10.4%             +4.5%            +6.0%             -0.1%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

     o In France, internal growth of 11.3% was attributable to new and extended contracts.

     o Outside France, excluding the impact of the end of the South Central contract, revenue increased 17.6% (full-year effect in 2002 of the BBA and Combus contracts, and new business in Northern and Eastern Europe).

     o    In the United  States,  revenue  increased by a factor of 2.4 to reach
          (euro)83 million.

     o External growth of 6.0% was due primarily to the acquisitions of Verney and Yellow Transportation.

FCC (1)

------------------------  --------------------  ----------------  -----------------  ---------------  ---------------
      At Dec. 31,             At Dec. 31,          Variation          Internal          External        Impact of
         2001                    2002              2002/2001           growth            growth          exchange
      (in(euro)m)             (in(euro)m)                                                                  rate
                                                                                                       fluctuations
------------------------  --------------------  ----------------  -----------------  ---------------  ---------------
         2,455                   2,653               +8.1%             +8.5%             +0.4%            -0.8%
------------------------  --------------------  ----------------  -----------------  ---------------  ---------------

(1) VE share

     o    Overall internal growth amounted to 8.5%.

     o Business was driven by municipal services (+12%), construction and cement in Spain.

                                      ***

Vivendi Environnement's position in Europe, North America and certain Asian countries, along with its ongoing strategy of growth in environmental services, enabled the company to pursue its expansion in 2002 despite the continuation of a difficult business climate.

The asset disposals completed since 2000 before the downturn in the economic climate, together with Vivendi Environnement's commercial dynamism as confirmed again by the signature of many new contracts throughout the year, allow the company to expect continued growth in its core businesses in 2003.

The constant strengthening of the company's financial situation and the balance maintained between industrial and municipal customers give Vivendi Environnement the means of further enhancing its global leadership position in environmental services.

                                      ***

Vivendi Environnement (Paris Stock Exchange: VIE and NYSE: VE), comprised of Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy services), Connex (transportation) and FCC (Spanish company engaged in environmental and construction related industries), is the largest environmental services company in the world, with consolidated sales of (euro)30 billion as of December 31, 2002.




Disclaimer
----------
Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.


                Contact for institutional investors and analysts
                       Nathalie Pinon :+33 1 71 75 01 67

              US investor contact: Brian Sullivan+(1) 401-737-4100

     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 5, 2002

                                           VIVENDI ENVIRONNEMENT


                                           By:  /s/ Jerome Contamine
                                                --------------------------------
                                                Name: Jerome Contamine
                                                Title:   Chief Financial Officer